Exhibit 99.1

NEWS RELEASE

Endeavour Silver Drilling Extends “3785” Silver-Gold Zone at Cebada Mine,
Outlines New Gold-Silver Mineralization at Golondrinas Mine, Guanajuato;
Also Expands Silver Ore-body at Porvenir Mine, Guanacevi, Mexico

Vancouver, Canada - August 6, 2008 - Endeavour Silver Corp. (EDR: TSX, EJD: DBFrankfurt and EXK: AMEX) announces that it has received new high grade silver and gold drill core assays from its ongoing 2008 drill programs at the Company’s two operating silver mines in Mexico, Guanacevi in Durango State and Guanajuato in Guanajuato State.

Drilling has successfully extended the newly discovered “3785” gold-silver zone at the Cebada Mine (see longitudinal section on website) and outlined high grade gold-silver mineralization at the Golondrinas Mine, both located at Endeavour’s Guanajuato Mines project.  Drilling also extended the central zone silver ore-body to greater depths at the Porvenir Mine, part of Endeavour’s Guanacevi Mines project.

New drilling highlights from the “3785” zone at Cebada include 599 gpt silver and 6.4 gpt gold (27.7 oz per ton silver equivalents, based on a 55:1 silver: gold ratio) over a 1.25 m core length (4.1 ft) in hole CE 378-3 as shown in the following table:

Cebada Mine "3785 Zone" Drill Results
Hole	Vein	From	Core Length	True Width	Silver	Gold	Ag Equivalent
		(m)	(m)	(m)	(gpt)	(gpt)	(opt)	(ft)
CE378-3	Veta Madre	301.80	1.25	1.17	599	6.4	27.7	4.1
	Incl.	302.10	0.30	0.28	1,850	23.3	91.3	1.0
CE378-4	Veta Madre	500.00	1.00	0.57	162	1.4	7.0	3.3
CE378-5	Veta Madre	164.40	1.15	1.13	442	0.6	13.8	3.8

*CE378-1		372.05	1.80	1.70	194	3.59	11.4	5.9
*CE378-2		336.70	1.70	1.40	316	4.54	16.5	5.6
*CE383-1		389.40	1.80	1.47	90	4.38	9.7	5.9
* Previously released February 26, 2008

Six drill holes have now intersected the newly discovered “3785” mineralized zone about 800 m north of the Cebada shaft, over an area 50 m along strike by 100 m down dip, still open at depth. An exploration tunnel on mine level 315 extends north along the Veta Madre vein and passes about 50 m beneath the drill holes. The prior owner reported an intersection in a tunnel crosscut grading 4.62 gpt gold and 466 gpt silver over 4.27 m, indicating the “3785” high grade mineralization continues at depth.

Endeavour plans to complete an in-house resource estimate in Q3, 2008 for the “3785” zone and commence rehabilitating the 315 level exploration tunnel so that this newly discovered zone can be brought into the mine plan in Q4, 2008 and prepared for production in 2009.

Elsewhere at the Guanajuato Mines project, drilling has discovered new gold-silver mineralization in three historic veins at the Golondrinas Mine.  Drilling highlights include 1060 gpt silver and 2.1 gpt gold over a 0.45 m core length (34.3 oz per ton silver equivalents over 1.5 ft) in hole CV-1, as shown in the following table:

Golondrinas Mine Drill Results
Hole	Vein	From	Core Length	True Width	Silver	Gold	Ag-Equivalent
		(m)	(m)	(m)	(gpt)	(gpt)	(opt)	(ft)
RV-5	Sierra Mojada	131.90	1.65	1.43	269	1.45	10.2	5.4
CV-1	Canarios	386.85	0.45	0.19	1,060	2.11	34.3	1.5
CV-5	New Vein	78.75	0.90	0.73	149	2.10	7.7	3.0
SFV-3	San Francisco	370.70	1.45	1.41	102	3.84	9.1	4.8

New drilling results from the 2008 drill program at Guanacevi have extended the central zone silver ore-body to greater depths at the Porvenir Mine. Five drill holes intersected strong silver mineralization in the Santa Cruz vein, which should expand the previously defined resources in this area.

Drilling highlights include 314 gpt silver and 0.5 gpt gold over a 5.20 m core length (10.0 oz per ton silver equivalents over 17.1 ft) in hole UNP1-1, as shown in the following table:

Porvenir Mine Central Zone Drill Results
Hole	Vein	From	Core Length	True Width	Silver	Gold	Ag Equivalent
		(m)	(m)	(m)	(gpt)	(gpt)	(opt)	(ft)
UNP1-1	Santa Cruz	107.00	5.20	3.79	314	0.5	10.00	17.10
UNP1-3	Santa Cruz	240.65	1.05	0.67	295	0.6	9.63	3.40
UNP2-1	Santa Cruz	148.40	3.40	1.99	231	0.4	7.40	11.20
UNP2-2	Santa Cruz	166.15	4.30	1.47	233	0.4	7.40	14.10
UNP4-2	Santa Cruz	147.65	3.25	1.63	446	0.9	14.40	10.70

The underground drill rig at the Porvenir Mine ( see longitudinal section on website)  has now moved over to the Alex Breccia zone to commence step-out drilling in an effort to expand this resource area by year-end.  Underground ramp development is now underway to access the Alex Breccia zone for mining in Q3, 2008.  The Alex Breccia zone will feed silver-lead-zinc sulphide ore to the newly refurbished flotation circuit, which will be re-commissioned this month at 80 tonnes per day, rising to 200 tpd by year-end.

Endeavour currently has four exploration drill rigs working in Mexico in three target areas, two at the Bolanitos Mine at Guanajuato and one each at the Alex Breccia Mine and the San Pedro area of Guanacevi.  A total of 38,000 m of drilling in approximately 150 drill holes was budgeted for the 2008 exploration program in Mexico but the exploration programs are under budget and ahead of schedule at this time so substantial additional drilling will likely be completed this year.

Barry Devlin, Vice President of Exploration, commented, “I am quite enthusiastic about the results returned from our exploration projects to date this year. We anticipate further good news in the coming months, especially from the Alex Breccia zone, where the potential to expand resources at depth is excellent, and the San Pedro area, where we have already announced several new vein discoveries.”

Barry Devlin, M.Sc., P.Geo., Vice President Exploration is the Qualified Person who reviewed this news release and supervised the surface drilling and sampling programs at the Parral, Guanacevi and Guanajuato Projects.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All core samples are split at the Parral, Guanajuato, or Guanacevi field offices and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango State and Guanajuato in Guanajuato state, coupled with the Company’s acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS
Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

N
LONGITUDINAL CEBADA -- VETA MADRE VEIN
N45°W LOOKING AT NE
S
ENDEAVOUR SILVER
SCALE
0 12.5 25 50 100
Meters
PHASE 1 DRILLING
PHASE 2 DRILLING
ABANDONED SHAFT
ROBBINS No. 5
2,200msnm
2,100msnm
2,000msnm
1,900 msnm
1,800 msnm
CE 378-5
CE 378-3
CE 383-2
LEVEL -110
CE 390-2
CE 390-1
CE 378-2
CE 372-1
CE 383-1
CE 378-1
NIVEL -265
BLOCK 26-3780
TONS An Au Ag
800 1.90 1.35 208
BLOCK 31-3780
TONS An Au Ag
7400 1.78 3.58 398
LEVEL-315
CE 372-2
CE 378-4

N LONGITUDINAL PORVENIR (CENTRAL AREA) S

SANTA CRUZ VEIN --- NW45°SE LOOKING AT N45°E

ENDEAVOUR SILVER
SCALE
0 12.5 25 50 100
Meters
PHASE 1 DRILLING
PHASE 2 DRILLING
ROBBINS
2400
2300
2200
2100
2000
EL PORVENIR CLAIM
UNP1-1
UNP1-2
UNP1-3
UNP2-1
UNP2-2
UNP3-1
UNP4-1
UNP4-2